Mail Stop 3561

				December 30, 2005

By Facsimile and U.S. Mail

Mr. Russ Strobel
Chief Executive Officer
Nicor Inc.
1844 Ferry Road
Naperville, IL 60563

		Re:	Nicor Inc.
			Form 10-K for the year ended December 31, 2004
			Filed March 1, 2005
			File No. 1-07297

			Northern Illinois Gas Company
			Form 10-K for the year ended December 31, 2004
			Filed March 1, 2005
			File No. 1-07296


Dear Mr. Strobel:

      We have reviewed your filings and have the following
comments.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
Please be as detailed as necessary in your explanation.   After
reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




Nicor Inc. Form 10-K for the Year Ended December 31, 2004

Item 1. Business, page 3

1. Please indicate to us if any one supplier accounted for more than
10% of your gas supply for the past three years.

2. Explain to us how revenue is calculated under your pipeline transportation contracts. We also note from your MD&A discussion that transportation revenue has remained relatively flat.

3. We note your disclosure regarding the 10-year contract between Nicor Gas and Horizon Pipeline which indicates that Nicor Gas had contracted 80 percent of the pipeline capacity. Explain to us what analysis was performed with respect to EITF Issue 01-8.

Other Energy Ventures, page 6

4. Explain to us in detail the nature of Nicor Enerchange. In this regard, explain if this energy venture engages in gas trading, and if so explain how you are accounting for such transactions. Furthermore, explain how Nicor Enerchange administers the Chicago Hub for Nicor Gas. Specific examples would facilitate our review. In this regard, we assume such operations are unregulated, if not, please clarify our understanding. Also, explain how earnings or losses from this portion of your business impact your regulated rates and your return on equity.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 14

5. Please explain why the revenue tax expense table does not agree to your Consolidated Statements of Operations for the years ended
2002,
2003, and 2004.

Consolidated Statements of Operations, page 38

6. Please explain to us in detail your equity method investment in Triton Container Investments LLC. Please be specific with respect to your ownership percentage and voting rights. Furthermore, provide to us the tests of significance as required by Rule 1-02 of Regulation
S-X. Also, explain why the Triton equity investment income is reported in your Corporate Segment as opposed to your Shipping Segment.


Business Segment and Geographic Information, page 59

7. Explain to us why you believe the functional currency of Tropical
Shipping is generally the US dollar.

Nicor Inc. Form 10-Q for the quarter ended September 30, 2005

Note 17. Contingencies, page 13

8. Provide to us an update with respect to the status of the regulatory investigation regarding the performance based rate plan.
If you should experience an adverse ruling explain how you would account for this liability to ratepayers.

9. If applicable, please address the above comments in the future filings of Northern Illinois Gas Company.

Northern Illinois Gas Company Form 8-K filed November 28, 2005

10. We note the decision by the Illinois Commerce Commission (ICC) granting the company a base rate increase. Explain to us management`s assessment of the increase. In this regard, we note that certain revenue will be applied to the gas adjustment rider instead of base rates. Explain how this will impact your future earnings, cash flows, and return on equity. In short, provide a detailed summary of the rate order including management`s overall assessment of the rate increase given your current operating expense
structure and liquidity needs.   In this regard, you previously
disclosed that you were seeking a rate increase of $83 million, as opposed to the $54.2 million that was approved. Explain to us your rate structure, for example, the percentage of your revenue that is derived from base rates, and all other material components. It is our understanding that base rates do not change despite changes in actual earnings. In this regard, explain to us how your actual historical earnings have compared with approved equity returns and if this impacted the ICC`s decision for a lower rate increase. Lastly, provide to us a summary of your preliminary MD&A disclosure for your
2005 Form 10-K.

```		```````````````````````````````````````````````Please
respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter with your responses to our comments and provide any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments. Please file your response letter on EDGAR as a correspondence file.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

		In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

		If you have any questions regarding this comment, please direct them to Robert Babula, Staff Accountant, at (202) 551-3339 or, in his absence, to the undersigned at (202) 551-3841. Any other questions regarding disclosures issues may be directed to H.
Christopher Owings, Assistant Director at (202) 551-3725.

		Sincerely,



		Michael Moran, Esq.
		Branch Chief

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Mr. Russ Strobel
Nicor Inc.
December 30, 2005
Page 4